

April 20, 2015

D. Michael Cockrell
Treasurer and Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, MI 39443

> **Re:** **Sanderson Farms, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2014**
> **Filed December 18, 2014**
> **File No. 001-14977**

Dear Mr. Cockrell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 1: Significant Accounting Policies, page 43

Business, page 43

1. We note on page 8 that you have long term contracts with most of your chill pack customers and that the pricing of products under these contracts is based on a formula that uses the Georgia Dock whole bird price as its base with prices adjusting each week. Please tell us if you consider this indexing feature to be an embedded derivative that would require bifurcation under ASC 815-15-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or Theresa Messinese at 202-551-3307 if you have questions

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief